July 1, 2024

Andrew Read
Chief Executive Officer
Tradewinds Universal
501 Mercury Lane
Brea, CA, 92821

       Re: Tradewinds Universal
           Amendment No. 3 to Registration Statement on Form S-1
           Filed June 21, 2024
           File No. 333-276233
Dear Andrew Read:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed June 21, 2024
General

1. We note your disclosure on page 10 regarding the distribution of the shares by the selling shareholders. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
       Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 July 1, 2024
Page 2



               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing